Enterra Energy Trust Meets 2008 Production Guidance

Calgary, Alberta – (Marketwire – February 19, 2009) Enterra Energy Trust (“Enterra”) reports 2008 production highlights:

▪

Exit rate of 9,804 boe per day which was within the range of previously announced guidance (9,600 - 10,100 boe per day).

▪

Average production of 10,283 boe per day for the year, also within the range of guidance announced (9,700 - 10,300 boe per day).

▪

Drilled ten (2.3 net) wells in Oklahoma during the fourth quarter, resulting in eight liquids-rich gas wells.

▪

Drilled six (5.6 net) wells in Canada during the fourth quarter, resulting in three oil wells and three gas wells.

▪

Total wells drilled in 2008 were 42 (17.4 net), with 97 percent success, resulting in 31 (8.7 net) gas wells, eight (7.2 net) oil wells and one saltwater disposal well.

“We are very pleased to have again met our production guidance at the end of 2008, culminating an important year operationally for Enterra,” commented Jim Tyndall, Senior Vice President Operations and Chief Operating Officer of Enterra. “We stabilized our production after significant asset sales in early 2008 and participated in a very active and successful drilling program. Going forward, we will apply the same disciplined processes that ensure we live within our means, control our costs and manage our investments wisely.”

Beginning with the 2008 exit rate of 9,804 boe per day and going forward, Enterra will be reporting natural gas liquids (“NGL”) volumes from its Oklahoma operations in accordance with the new forms of midstream processing contracts. This change will result in an approximate initial increase of four percent in Enterra’s barrel of oil equivalent volumes. In the second quarter of 2009 as another contract takes effect, an additional increase of approximately three percent will occur.

The midstream contracts which prompted the reporting change provide direct compensation for NGL volumes. The new prices have been staging into effect since the agreements were finalized in May 2008 and will continue to phase in during the first half of 2009. The full reserves value of these positive changes will be reflected in Enterra’s upcoming year end 2008 reports.

Enterra’s Oklahoma drilling program continues with four wells to be drilled in the first quarter of 2009. Canadian capital programs have been significantly curtailed to provide cash flexibility in the interim as economic conditions stabilize and with the expectation that commodity prices will recover later in 2009. Enterra has established strict internal economic hurdles for projects and is directing its capital expenditures to where its best returns exist.

About Enterra Energy Trust

Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units are listed on the Toronto Stock Exchange (ENT.UN) and the New York Stock Exchange (ENT).  The Trust portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 50 percent natural gas and 50 percent crude oil and natural gas liquids.  Enterra has compiled a multi-year drilling inventory for its properties.

Barrels of Oil Equivalent

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Kristin Mason

Investor Relations Coordinator

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com